Goodwin Procter LLP Counsellors at Law 901 New York Avenue, N.W. Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

April 29, 2011

VIA EDGAR

Linda Stirling Godfrey

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:             BofA Funds Series Trust - Registration Nos. 333-163352; 811-22357

Dear Ms. Stirling Godfrey:

We are writing to respond to the staff’s comment that you provided to us by telephone on April 29, 2011 with respect to the preliminary proxy statement (“Proxy Statement”) for BofA Funds Series Trust (the “Registrant”) filed with the Securities and Exchange Commission on April 20, 2011, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

For convenience of reference, we have summarized the staff’s comment below, which is followed by our response.  Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement.

Comment:

In Proposal 1 of the Proxy Statement (Elect Trustees), please amplify the disclosure regarding the connection between the qualifications and experience of the Nominees and their attributes and skills.

Response:

The Registrant believes that the existing disclosure language in Proposal 1 of the Proxy Statement adequately describes the qualifications, experience, attributes and skills of the Nominees.  However, the Registrant is enhancing the disclosure language as follows (new language is underlined):

The Governance Committee does not have a formal process for identifying and evaluating nominees, including nominees recommended by shareholders. Instead, it follows the process it deems appropriate under the circumstances. Among the attributes or skills common to all trustees are their ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the other trustees, BofA Advisors, other service providers, counsel and the independent registered public accounting firm, and to exercise effective and independent business judgment in the performance of their duties as trustees. These attributes and skills, including each trustee’s ability to perform his or her duties effectively, have been attained through: (i) the individual’s business and professional experience and accomplishments, as outlined below; (ii) with respect to Messrs. Hawkins and Hilliard, their experience working with the other trustees and management; (iii) the individual’s  experience, if any, serving on the boards of public companies (including, where relevant, other investment companies) and other complex enterprises and organizations; and (iv) his or her educational background, professional training, and/or other life experiences. Generally, no one factor was decisive in determining that an individual should serve as a trustee.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC and that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to such filing.

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We hope that this response adequately addresses your concerns.  As we discussed, we are filing this letter on EDGAR as a correspondence filing and will file the definitive proxy statement pursuant to Rule 14a-6(b) under the 1934 Act incorporating the revisions described herein.

Should you have any further questions or comments, please do not hesitate to contact me at (202) 346-4515.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

cc:	Peter T. Fariel
Marco E. Adelfio